Apex Critical Metals Commences 2025 Drill Program at Cap

Project in Central British Columbia

--Niobium and rare earth element targets to be tested in underexplored carbonatite system

Vancouver, British Columbia - July 30, 2025 - Apex Critical Metals Corp. (CSE: APXC | OTCQB: APXCF | FWB: KL9) ("Apex" or the "Company"), a Canadian mineral exploration company focused on strategic critical metals, is pleased to announce that the Company has commenced its 2025 diamond drill program at its 100%-owned Cap Project in central British Columbia.

The Cap Project, covering approximately 2,500 hectares, is host to carbonatite-hosted niobium and rare earth element (REE) mineralization, situated 85 km northeast of Prince George. The 2025 campaign will comprise up to 1,500 metres of diamond drilling and is fully funded and permitted under a five-year Multi-Year Area-Based (MYAB) permit.

Sean Charland, CEO of Apex, remarked, "With a strong dataset from last year and a fully prepared drill team, we're eager to begin testing what we believe is one of the most underexplored niobium- REE systems in Canada. The Cap Project has potential scale, grade, and excellent logistics, making it a standout target for critical mineral development."

Drilling will initially focus on the highest-priority targets identified from the 2024 surface exploration program (See News Release Dated November 12, 2024):, which included:

  3.33% Nb₂O₅ returned from carbonatite outcrop sample
  Boulder samples of 1.45% and 1.79% Nb₂O₅
  Niobium and REE in soil anomalies extending over a 1.8 km trend with peak value of 1.21% total rare earth oxides (TREO)

579000
579500
580000
580500
581000
581500
6031000
6030500
6030000
6029500
6029000
N
MYAB Permit Area
1:175,000
1.8 km Niobium Trend
Radiometric Anomaly
Magnetic Anomaly
2024 Discoveries
0.38% Nb2O5, 0.16% TREO
0.50% Nb2O5, 0.15% TREO
CAP25-005 - Planned DH Location (Approximate)
CAP-17-004
CAP-17-004:
0.51% Nb2O5 over 4.01m
2024 Discoveries
3.33% Nb2O5, 0.16% TREO
1.78% Nb2O5, 0.13% TREO
CAP-17-001
Radiometric Anomaly
Legend
Historical Rock Samples
2024 Rock Nb2O5%
Boulder 1.0 to 1.79%
Boulder 0 to 1.0%
Outcrop 0.38 to 3.33%
Outcrop 0 to 0.38%
2024 Soil Nb ppm
0 - 75
76 - 364
Contour (50 m)
Contour (10 m)
Magnetic Anomaly
Radiometric Anomalies
Niobium Trend
Radiometric Anomaly
Metres
0 100 200 300
1:7,000
Coordinate System: UTM NAD83, Zone 10N
APEX
CRITICAL METALS
BRITISH COLUMBIA, CANADA
Property Highlights
on the Cap Claim Block
2024.12

Figure 1: Map showing approximate location of CAP25-005, 2024 rock samples, and 1.8 km anomaly trend - Apex Critical Metals 2025.

Planned Drill Targets for the 2025 Campaign:

  CAP25-005: Step-out targeting down-dip extension of CAP17-004 historical intercept (0.51% Nb₂O₅ over 4m)
  CAP25-006: Testing depth extent of mineralized outcrop that returned 3.33% Nb₂O₅ from grab sample collected in 2024
  Additional targets have been designed to test the mineralized extent of niobium/REE soil and coincident radiometric anomalies (see Figure 1).

Figure 2: Drill Rig fully mobilized to first drillhole of 2025 program, CAP25-005 - Apex Critical

Metals 2025.

Drilling is being carried out by Quesnel Bros. Diamond Drilling Ltd. The equipment was mobilized to site in mid July, with drilling now officially underway. Crews are operating on a 24- hour, two-shift rotation supported by a remote work camp north of the Property. The program is managed in the field by Dahrouge Geological Consulting Ltd.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 hectares and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a variety of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQB market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free

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On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the start of the Company's anticipated drilling program and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.